

21001760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2021

Washington DC
410

SEC FILE NUMBER
8-47036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 McLain Road

(No. and Street)

Kannapolis	NC	28083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy M VanHamme 704-295-6631

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2020

OATH OR AFFIRMATION

I, Tracy M VanHamme _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JBS Liberty Securities, Inc. _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

Jeffrey D. Jones
NOTARY PUBLIC
Cabarrus County
North Carolina
My Commission Expires December 12, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JBS LIBERTY SECURITIES, INC.
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder of JBS Liberty Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JBS Liberty Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JBS Liberty Securities, Inc.'s management. Our responsibility is to express an opinion on JBS Liberty Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JBS Liberty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of JBS Liberty Securities, Inc.'s financial statements. The supplemental information is the responsibility of JBS Liberty Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JBS Liberty Securities, Inc.'s auditor since 2020.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 18, 2021

1

JBS LIBERTY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

ASSETS
Current assets:

Cash and cash equivalents	$ 110,902
Receivables from broker-dealers	13,163
Contract fees receivable	13,500
Other receivables	851
Prepaid expenses	1,184
Deferred tax asset	18,795
	158,395
Total assets	$ 158,395

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Current liabilites:

Accounts payable and accrued expenses	7,735
Notes payable:	
PPP loan and interest	45,300
Total liabilities	53,035

STOCKHOLDER'S EQUITY

Common stock; 100 shares issued, authorized and outstanding, no par value	-
Contributed capital	105,000
Retained earnings	360
Total stockholder's equity	105,360
Total liabilities and stockholder's equity	$ 158,395

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUE		
Retail commissions	$	264,646
Service fees		118,195
Total revenue		382,841
OPERATING EXPENSES		
Employee compensation and benefits		182,809
Management fees		36,900
Regulatory fees and expenses		34,015
Rent and occupancy		27,286
Professional fees		19,045
General and administrative expenses		1,744
Insurance		18,756
Consulting expense		9,750
Covid-19 expenses		45,000
Miscellaneous		9,456
Total operating expenses		384,761
Net income before income taxes		(1,920)
PROVISION FOR INCOME TAXES		
Current - benefit		–
Deferred		449
Total provision for income taxes		449
Net income	$	(1,471)

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2019	$ 105,000	$ 1,831	$ 106,831
Net income for the year ended December 31, 2020	-	(1,471)	(1,471)
BALANCE AT DECEMBER 31, 2020	$ 105,000	$ 360	$ 105,360

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	(1,471)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivables from broker-dealers		(4,504)
Decrease in contract fees receivable		110
Increase in other receivables		(743)
Decrease in prepaid expenses		39
Decrease in accounts payable and accrued expenses		(1,870)
Increase in deferred tax asset		(450)
Net cash provided by operating activities		(8,889)
CASH FLOW FROM FINANCING ACTIVITIES		
Adjustments to reconcile net income to net cash		
provided by financing activities:		
Changes in financing:		
Increase in notes payable		45,300
Net cash provided by financing activities		45,300
Increase in cash		36,411
CASH, BEGINNING OF YEAR		74,491
CASH, END OF YEAR	$	110,902
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Kannapolis, North Carolina, and is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker dealers on a fully disclosed basis.

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value. There were no securities held during or as of the year ended December 31, 2020.

Receivables from Broker-Dealers and Contract Fee

Receivables from broker-dealers are reported at the amount management expects to collect on balances outstanding at year-end. Receivables from contract fees are reported at the amount management charges for being licensed with the broker-dealer. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible. There were no losses during 2020 and no allowance was recognized.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Service Fees

Service fees are charged on a monthly basis for being licensed with the broker-dealer.

Income Taxes

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Unrecognized Tax Benefit

The Company accounts for income taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes related primarily to temporary differences in depreciation calculated for book and tax purposes, allowance for doubtful accounts, and contingent liabilities. The deferred tax asset represents the future tax benefit of those differences.

The Company records net deferred tax assets to the extent the assets will more likely than not be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholder will not be subject to additional tax, penalties, and interest as a result of such challenge. The income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. No valuation allowance was established as of December 31, 2020, as full realization of the future deductions is anticipated.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 21% to income before income taxes follows for the years ended December 31:

	2020
Tax expense at statutory rate	(403)
State income tax	(46)
Other	0
	$ (449)

The components of the provision for income taxes expense for the years ended December 31, 2020 are as follows:

	2020
Current:	
Federal	$ 0
State	0
	0
Deferred:	
Federal	(403)
State	(46)
	(449)
	$ (449)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2020
Deferred income tax asset:	
State tax loss carryforward	3,102
Federal income tax loss	14,466
Goodwill amortization	1,227
Deferred income tax asset	$ 18,795

NOTE 2 – INCOME TAXES (Continued)

Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows, or financial position.

As of December 31, 2020, the Company had state net operating loss carryforwards of $130,864 that can be deducted against future taxable income. These tax carryforward amounts begin to expire in 2030.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2020, the Company paid approximately $36,900 for management fees and $27,286 for other operating expenses.

The Company allocates certain expenses between itself and its affiliates. During 2020, the Company reevaluated its allocation for rent and payroll expenses. These amounts are allocated between companies based upon the level of activity at each company. As a result, the Company increased the percentage of expense allocated to the Company in order to better match expenses with the revenue stream.

At December 31, 2020, there was $0 due to related parties.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentrations of credit risk primarily in its contract fees receivable. Contract fees receivable amounted to $13,500 at December 31, 2020. As of December 31, 2020, one customer accounted for one hundred percent of total contract fees receivable.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2020 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2020, the Company had no uninsured cash balances.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

The Company, in the course of its normal operations, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's financial position and results of operations.

NOTE 6 – PPP LOAN

The Company received a loan from BB&T (Bank) under the federal Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated May 7, 2020. The Company believes it has met the requirements for 100% forgiveness under its 24 week Covered Period for eligible expenses and applied for 100% forgiveness on December 2, 2020. The Bank has up to 60 days to process the forgiveness application and official Small Business Administration (SBA) acceptance of loan forgiveness may take up to an additional 90 days. At December 31, 2020 the entire loan amount of $45,000.00 is included in PPP loan payable on the Statement of Financial Condition.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $116,330, which exceeded the minimum net capital requirements by $111,330. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 at December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

The Company received the official letter from BB&T on January 8, 2021 that 100% of the PPP loan was forgiven by the SBA.

SUPPLEMENTARY INFORMATION

As of December 31, 2020

JBS LIBERTY SECURITIES, INC.
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

Net Capital

Total stockholder's equity	$	105,360
Other allowable credits		
PPP forgivable loan		45,300
Deductions and/or charges:		
Nonallowable assets:		
Other assets		(15,535)
Deferred income taxes		(18,795)
Net capital	$	116,330

Aggregate Indebtedness

Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	7,735
Other unrecorded amounts		-
Aggregate indebtedness	$	7,735

Computation of Basic Net Capital Requirements

6-2/3% of aggregate indebtedness	$	516

Minimum Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	111,330
Ratio: Aggregate Indebtedness to net Capital		6.65%
Excess Net Capital at 120%	$	110,330

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2020

JBS LIBERTY SECURITIES, INC.

SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Not applicable

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Not applicable

JBS LIBERTY SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2020

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Stockholder of JBS Liberty Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JBS Liberty Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JBS Liberty Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(i) (exemption provisions) and (2) JBS Liberty Securities, Inc. stated that JBS Liberty Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JBS Liberty Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JBS Liberty Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 18, 2021

12

EXEMPTIONS CLAIMED

JBS Liberty Securities, Inc. (the Company) only claims one exemption.

The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

JBS Liberty Securities, Inc.

I, Tracy M. VanHamme, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Tracy M. VanHamme
CFO